

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2018

Dr. Yu Gong
Chief Executive Officer
iQIYI, Inc.
9/F, iQIYI Innovation Building
No. 2 Haidian North First Street
Haidian District, Beijing 100080
People's Republic of China

> **Re: iQIYI, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 12, 2018**
> **CIK No. 0001722608**

Dear Dr. Gong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, references to prior comments refer to comments in our letter dated February 2, 2018.

Management's Discussion and Analysis

Non-GAAP Measures, page 87

1. We note your disclosure that the non-GAAP measures exclude items that are "infrequent or unusual in nature." Please note Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two

years. Please revise your disclosure as appropriate. Also refer to Question 102.03 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.

2. Your disclosure states the non-GAAP measures are used to measure both your performance and your liquidity. In regards to the measure being presented as a liquidity measure, please tell us your consideration of also providing a reconciliation to operating cash flow as the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Notes to Consolidated Financial Statements

19. Loss Per Share, page F-48

3. Please revise or clarify to us your disclosure on page F-48 which states upon "automatic conversion of all of the Company's redeemable convertible preferred shares… and all outstanding shares are re-designated into 416,314,037 Class A ordinary shares and 2,640,621,681 Class B ordinary shares" with your tabular disclosure on page F-49 which reflects 1.2B Class A ordinary shares and 2.8B Class B ordinary shares upon the automatic conversion of the redeemable convertible preferred shares.

You may contact Abe Friedman at (202) 551-8298 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP